SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No.__)*

Lipid Sciences, Inc. (Name of Issuer)

Common Stock, no par value (Title of Class of Securities)

53630P 10 1 (CUSIP Number)

Robert E. Petersen	with a copy to:

6420 Wilshire Boulevard	Alexandria Phillips, Esq.

Los Angeles, California 90048	2041 Rosecrans, Suite 363

El Segundo, California 90245

(310) 640-1345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Robert E. Petersen & Margaret M. Petersen Living Trust, dated January 17, 1983	I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,004,455 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,004,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert E. Petersen I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER(1) 2,004,455 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,004,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Margaret M. Petersen I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,004,455 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,004,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,455

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 5 of 7 Pages

Item 1. Name of Issuer:

         This Schedule 13D (the “Schedule”) relates to the common stock, no par value, of Lipid Sciences, Inc., an Arizona corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

Item 2. Identity and Background.

         (a)  – (c), (f) This Schedule is filed jointly on behalf of the Robert E. and Margaret M. Petersen Living Trust, dated January 17, 1983 (the “Trust”), Robert E. Petersen and Margaret M. Petersen. Mr. and Mrs. Petersen are deemed to have beneficial ownership of the 2,004,455 shares of common stock of the Issuer owned by the Trust (the “Shares”) based on their status as the trustees of the Trust. The Trust and Mr. and Mrs. Petersen are sometimes collectively referred to herein as “Reporting Persons.” Mr. and Mrs. Petersen’s business address is 6420 Wilshire Boulevard, Los Angeles, California 90048. The principal occupation of Mr. Petersen is as Chief Executive Officer of various publishing, real estate and aviation companies. Mrs. Petersen is not employed. Mr. and Mrs. Petersen are citizens of the United States.

         (d)  – (e) During the last five years, none of the Reporting Persons has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

         The Trust acquired the Shares pursuant to the merger of Lipid Sciences, Inc., a Delaware corporation (“LSI”), with and into the Issuer (the “Merger”). At the effective time of the Merger, each share of LSI common stock outstanding was exchanged for 1.55902 shares of the Issuer’s common stock. Prior to the Merger, the Trust owned 1,285,715 shares of LSI common stock. In connection with the Merger, the 1,285,715 shares of LSI common stock owned by MDB were exchanged for 2,004,455 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

         The Trust acquired the Shares pursuant to the Merger. The Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5. Interest in Securities of the Issuer.

         (a)  The Reporting Persons beneficially own 2,004,455 shares of the Issuer’s common stock, representing approximately 9.4% of the Issuer’s outstanding shares of common stock.

         (b)  The Reporting Persons share the power to vote and to dispose of the Shares.

         (c)  Except as described herein, the Reporting Persons have not effected any transaction in the Issuer’s common stock during the past 60 days.

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 6 of 7 Pages

         (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

         There are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated July 9, 2001, between Lipid Sciences, Inc. and NZ Corporation (incorporated by reference to Exhibit 2.1 to NZ Corporation’s Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001, SEC File No. 0-497).

Exhibit 2	Joint Filing Agreement, dated December 5, 2001, among Robert E. and Margaret M. Petersen Living Trust, dated January 17, 1983, Robert E. Petersen and Margaret M. Petersen.

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 7 of 7 Pages

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2001

Robert E. and Margaret M. Petersen Living Trust, dated January 17, 1983

By:	/s/ Robert E. Petersen Robert E. Petersen, Trustee

By:	/s/ Margaret M. Petersen Margaret M. Petersen, Trustee

/s/ Robert E. Petersen Robert E. Petersen

/s/ Margaret M. Petersen Margaret M. Petersen